Execution Version

SETTLEMENT AGREEMENT dated this 10th day of September, 2012.

BY AND BETWEEN:	SAMEX MINING CORP.

(the "Company")

AND:	SASCO PARTNERS, LP.

("Sasco")

AND:	SASAN SADEGHPOUR

("Sasan" and together with Sasco, the "Concerned Shareholders")

AND:	PETER DAHL

AND:	JEFFREY DAHL

AND:	ROBERT KELL

AND:	LARRY MCLEAN

AND:	ALLEN LESCHERT

AND:	MALCOLM FRASER

(collectively, the "Current Board Members")

AND:	BRENDA MCLEAN

AND:	PHIL SOUTHAM

WHEREAS the annual general meeting (the "Meeting") of the shareholders of the Company is scheduled to take place on October 1, 2012;

AND WHEREAS the Concerned Shareholders own or control 29,965,368 common shares of the Company, representing approximately 23.64% of the Company's issued and outstanding common shares;

AND WHEREAS the Concerned Shareholders have expressed their concerns to management of the Company;

AND WHEREAS the parties wish to settle and put an end to the disagreements between them, in the manner and for the consideration provided in this settlement agreement (this "Agreement");

NOW, THEREFORE, the parties agree as follows:

1.	BOARD COMPOSITION

(a)
Concurrently with the execution of this Agreement, Peter Dahl shall take any and all steps necessary to effect his resignation from the board of directors of the Company (the "Board") and from his position as the Chair of the Board, effective September 10, 2012 (the "Resignation Date").

(b)
Concurrently with the execution of this Agreement, the parties, and each of them as required, shall take any and all steps necessary to appoint Sasan as a director of the Board and as the Chair of the Board, effective September 10, 2012.

(c)
If Sasan determines, in his sole discretion, that he is unable to continue as a member of the Board, Sasan shall be entitled to nominate Travis Cocke as a replacement director, and, provided such nominee is acceptable to regulatory authorities, such nominee shall be appointed as a director in Sasan's place and stead.

(d)	Upon his resignation as a director and Chair of the Board, Peter Dahl, as one party, and the Company as the other party, shall enter into a mutual release in the form attached as Schedule "A".

(e)
Concurrently with the execution of this Agreement, the Company, Current Board Members, Brenda McLean and Phil Southam, as one party, and the Concerned Shareholders, as the other party, shall enter into a mutual release in the form attached as Schedule "B".

(f)
Following his resignation as a director and the Chair of the Board, Peter Dahl shall be appointed to the Company's advisory board for a period of two years from the Resignation Date and shall be entitled to retain 1,050,000 stock options of the Company which stock options are exercisable at the prices and expire on the dates as set out in Schedule C for such period provided that the Current Board Members agree to the pro rata cancellation effective as of the Resignation Date of 300,000 options exercisable at $1.50 held by the Current Board Members in the manner set out in Schedule "D" and shall further agree to the pro rata cancellation of a further 750,000 options exercisable at $1.50 held by the Current Board Members (in the manner set out in Schedule "D") in the event that Resignations tendered under section 5(a) are accepted by the Company. Notwithstanding the foregoing, and for greater certainty, it is also agreed that 225,000 options exercisable at $1.50 and held by Peter Dahl shall be cancelled effective the Resignation Date in the manner set out in Schedule "E".

2.	DIRECTOR'S OBLIGATIONS AND BENEFITS

Upon appointment to the Board:

(i)
Sasan (or an alternate nominee appointed pursuant to Section 1(c)) shall be governed by the same statutory and Company obligations regarding confidentiality, conflicts of interest, fiduciary duties, trading and disclosure policies and other governance guidelines as are currently applicable to all directors of the Board and the Company shall provide Sasan with copies of any such policies or guidelines;

(ii)
Sasan (or an alternate nominee appointed pursuant to Section 1(c)) shall be entitled to the same protections, rights and benefits, including with respect to insurance and indemnification as are currently applicable to all directors of the Board; and

(iii)	the Company and Sasan shall enter into an indemnification agreement in the form now granted to other directors and officers, a copy of which is attached hereto as Schedule "F".

3.	2012 ANNUAL MEETING

(a)	The Board shall present a slate of six (6) directors to the Meeting, constituted as set out in Section 3(b) of this Agreement.

(b)
The Company shall take any and all steps as may be reasonably necessary to: (i) nominate for election at the Meeting each of Jeffrey Dahl, Robert Kell, Larry Mclean, Allen Leschert, Malcolm Fraser and Sasan (or an alternate nominee appointed pursuant to Section 1(c)) (the "Nominees"), as a director of the Company, in each case with a term expiring at the close of the Company's 2013 annual meeting of shareholders; (ii) recommend to the Company's shareholders that the shareholders vote in favour of the Nominees; and (iii) to the extent permissible and subject to compliance with applicable law, cause all proxies received by the Company to be voted to give effect to the above.

(c)
As soon as is reasonably practical following the execution and delivery of this Agreement, the Company shall mail to shareholders and file on SEDAR an amended and restated information circular and management form of proxy (the "Amended Form of Proxy") in respect of the Meeting, which indicates that Peter Dahl has been removed as a nominee for election as a director of the Company and has been replaced by Sasan. For greater certainty, the Amended Form of Proxy shall only include the names of each of the Nominees for election as directors of the Company.

(d)
Each of the Concerned Shareholders, the Current Board Members, Brenda McLean and Phil Southam shall, and shall cause each of their respective Affiliates to vote or cause to be voted all shares of the Company that they own, control or have direction or control over or are entitled to vote at the Meeting to be voted in favour of the election of each of the Nominees at the Meeting, and, if not attending the Meeting in person, shall cause to be validly executed and delivered to management of the Company such voting instructions, proxies or other documents as may be necessary to give effect to the foregoing requirement and shall not withdraw the voting directions given hereunder.

4.	COMMITTEES

(a)
Immediately following the execution of this Agreement Sasan shall be appointed to the Audit Committee, Compensation Committee and, in the event a Nominating Committee is established by the Board, to the Nominating Committee of the Board to hold office until the completion of the 2014 annual general meeting of the shareholders of the Company or for such longer period as may be established by the Board as then constituted.

(b)
From the date of this Agreement until the completion of the 2014 annual general meeting of the shareholders of the Company or for such longer period as may be established by the Board as then constituted, so long as Sasan is a member of the Compensation Committee, no new options shall be granted to any director or Canadian-based employee of the Company unless such option grant is approved by unanimous resolution of the Compensation Committee.

(c)
Unless prohibited by law, so long as Sasan is a member of the Board or until the completion of the 2014 annual general meeting of the shareholders of the Company, whichever is earlier, the Board will not establish or constitute an executive committee (or other committee performing similar functions or functions of business strategy, governance or compensation) without Sasan being a member provided that such provision shall only continue until the completion of the 2014 annual general meeting of the shareholders of the Company or for such longer period as may be established by the Board as then constituted.

5.	2013 BOARD AND MANAGEMENT COMPOSITION

(a)
Concurrently with the execution and delivery of this Agreement, each of the Current Board Members, the executive officers of the Company and Phil Southam (collectively, the "Tendering Parties" or each, a "Tendering Party") agrees to tender his or her undated resignation and option cancellation described in Section 1(f) (in the form attached as Schedule "G"), as applicable, as a director or executive officer (in the case of the Current Board Members or Brenda McLean) or as an employee (in the case of Phil Southam) of the Company (collectively the "Resignations" or each a "Resignation"), as applicable, to Dumoulin Black LLP, as escrow agent (the "Escrow Agent"), at its offices at 10th Floor – 595 Howe Street, Vancouver, BC, Canada V6C 2T5  (attention: Jason Sutherland), who shall receive such documents on their professional undertakings (or in accordance with mutually agreed written escrow instructions) to hold same and not use or deal with them except in accordance with the provisions of this section. Each of the Tendering Parties shall grant to Sasco, in its sole discretion, the right on or after January 1, 2013 (the "Trigger Date"), to instruct the Escrow Agent to deliver any such Resignations dated as of that date to the registered office of the Company so as to make them effective, provided that the Company shall execute and deliver a mutual release effective as of the date of such delivered Resignation in the form attached as Schedule "H" in favour of each of such resigning directors, executive officers or employees upon execution and delivery of same by the resigning director, executive officer or employee and provided further that any Resignations not delivered to and accepted by the Company prior to midnight, Vancouver time, June 30, 2013 shall be returned to the individual granting same. Notwithstanding the foregoing, the Current Board Members, the executive officers or employees of the Company (all, as applicable) hereby agree that in the event the Resignations are delivered to the Company but are not accepted by the Company, they will nonetheless resign as a director and/or executive officer and/or employee, as the case may be, effective such date the Resignations, as applicable, were delivered to the Company pursuant to this Section 5(a) and that they will not challenge or contest the validity of any such Resignation.  Notwithstanding anything to the contrary herein or in the Employment Agreements (defined below), the tendering of a Resignation hereunder shall be deemed to be a "material change" and a "change of control" within the meaning of sections 1.2 and 4.5 of each of the Employment Agreements effective as of the Trigger Date, provided that such event shall not itself constitute "Termination without Cause" under the Employment Agreements unless there is delivery thereafter to the Company of one or more of the Resignations, as contemplated in section 5(d), or the Employee otherwise becomes entitled to rely on such provisions under the terms of his Employment Agreement.

(b)
Any vacancy caused by any such resignation in Section 5(a) shall be filled as determined by Sasan, in his sole discretion and any Current Board Member who remains on the Board after January 1, 2013 agrees to either vote in favour of any person Sasan proposes to fill such a vacancy or to resign as a director forthwith.

(c)
It is a condition of this Agreement that, concurrently with the execution of this Agreement, the Board shall meet and will set the quorum for a meeting of directors at a majority of the directors then in office, provided that for so long as Sasan is a member of the Board, Sasan must be in attendance (either in person or by telephone or other communications medium) or shall have consented to the business being transacted at any meeting of the directors in order to satisfy the quorum requirement for a meeting of directors of the Company. For the purposes of determining quorum, Sasan shall be deemed to have consented to the business being transacted at any meeting of directors where Sasan has been given not less than twenty one (21) days prior written notice of the meeting, such notice setting out the nature of the particular business to be acted upon at the meeting (the "Stated Business") in sufficient particularity for a reasonable director to make an informed decision thereon, and Sasan refuses or neglects to attend such meeting, provided further that such deemed consent shall only apply to the Stated Business and that no other business other than the Stated Business shall come before the directors at the meeting and be voted upon. The foregoing provision shall continue only until completion of the 2014 annual general meeting of the shareholders of the Company or for such longer period as the Board as then constituted may determine.

(d)
If, as a result of the delivery to the Company of any of the Resignations pursuant to Section 5(a), Jeffrey Dahl, Robert Kell, Larry McLean, Brenda McLean or Phil Southam (collectively, the "Employees" and each an "Employee") becomes entitled to receive severance payments from the Company, such payments shall be paid to them in accordance with the terms of his or her employment or consulting agreement dated October 1, 2011 (collectively, the "Employment Agreements" and each, an "Employment Agreement"). Notwithstanding any other provision herein, it is acknowledged and agreed that delivery to the Company of the Resignation of any Employee under this Agreement shall constitute a "Termination without Cause" of that Employee under his or her respective Employment Agreement, entitling them to payment of severance as provided for therein. It is further acknowledged and agreed that any change in composition of the Board or termination of any of the Employees resulting from delivery of any Resignation provided under this Agreement will entitle any of the Employees to elect to treat any such event as a "Termination without Cause" under the terms of their respective Employment Agreements entitling them to payment within five (5) business days of severance as provided for therein. For greater clarity, for the purpose of any "Termination without Cause" effected under this section 5(d), the amount of severance payable shall be calculated as if termination took effect as at the Trigger Date, notwithstanding any subsequent date of actual termination, and the amount of severance shall be payable, without reduction, notwithstanding that the Employee or Employees, as the case may be, performed work beyond the Trigger Date. The Concerned Shareholders agree that, in the event of any of the foregoing, the amount payable under the respective Employment Agreements shall be paid within five (5) business days minus deductions at source required by applicable laws and regulations, provided that the parties acknowledge that such payment shall be made as a lump sum retiring allowance under the applicable provisions of the Income Tax Act (Canada) (so as to require deduction of income tax only and not CPP or EI contributions) and the Employee shall be entitled to receive part of the lump sum as repayment of incurred and reasonable legal costs without deduction upon providing proof of same, and to direct that part of the lump sum to his or her RRSP according to his or her unused RRSP contribution room without deduction upon providing proof of such unused contribution room, and the balance of the lump sum after these payments from it shall be the retiring allowance subject to deduction for income taxation only at the appropriate rate for retiring allowances.

(e)
With respect to each party hereto who is also an executive officer of the Company, in the event such executive officer's resignation pursuant to Section 5(a) is accepted by the Company, and if so requested by the Company, each such executive officer agrees to take all reasonable measures to ensure an orderly and efficient transition and transfer of knowledge. Such transition services shall be provided for a reasonable fee to be agreed upon by the Company and each such executive officer, acting reasonably.

(f)
Until the completion of the 2014 annual general meeting of the shareholders of the Company, each Current Board Member in its capacity as a shareholder of the Company agrees to and shall cause each of its Affiliates to complete and cause the management forms of proxy in respect of all shares of the Company that it owns, controls or has direction or control over, or is entitled to vote at any annual and/or special meeting of the shareholders of the Company to be validly executed and delivered to management of the Company to be voted in favour of the election of Sasan and, after the Trigger Date, such other persons as may be designated by Sasan, as a director of the Company, and to not withdraw those forms of proxy.

6.	PROHIBITED ACTIVITIES

(a)
Each of the Current Board Members and the Concerned Shareholders agrees that they shall not, directly or indirectly, do any of the following from the date hereof, in the case of Current Board Members, to completion of the 2014 annual general meeting of the shareholders of the Company and, in the case of Concerned Shareholders, the Trigger Date:

(i)
engage in, participate in, or in any way initiate, directly or indirectly, any "solicitation" (as such term is defined in the Securities Act (British Columbia) (the "Securities Act") of proxies or consents, with respect to the voting of any shares of the Company; initiate, propose or otherwise "solicit" (as such term is defined in the Securities Act) shareholders of the Company for the approval of shareholder proposals; except in all cases as otherwise expressly provided in this Agreement or as necessary to give effect to this Agreement;

(ii)	deposit any shares of the Company in any voting trust or subject any shares of the Company to any arrangement or agreement with respect to the voting of any such shares;

(iii)
seek, alone or in concert with others, (1) to requisition or call a meeting of shareholders of the Company, (2) to obtain representation on, or nominate or propose the nomination of any candidate for election to, the Board except as otherwise set forth in this Agreement, or (3) to effect the removal of any member of the Board or otherwise alter the composition of the Board except as otherwise set forth in this Agreement;

(iv)	submit, or induce any Person to submit, any shareholder proposal pursuant to Division 7 of the Business Corporations Act (British Columbia); or

(v)	enter into any discussions, agreements or understandings with any Person with respect to the foregoing, or advise, assist or encourage any Person to take any action inconsistent with the foregoing.

7.	VETO RIGHTS

The Company agrees that from the date of this Agreement until completion of the 2014 annual general meeting of the shareholders of the Company or for such longer period as the Board as then constituted may determine and so long as Sasco holds 50% or more of the common shares of the Company that it owns as of the date of this Agreement, it will not:

(a)	grant any bonuses or salary increases to any Canadian-based employee of the Company; or

(b)	enter into:

(i)
any acquisition, sale, lease, joint venture or option, direct or indirect, whether in a single transaction or a series of related transactions, with respect to: (A) the assets of the Company and/or one or more of its subsidiaries; or (B) any voting or equity securities of the Company or any of its subsidiaries;

(ii)
any take-over bid, tender offer or exchange offer for any class of voting or equity securities of the Company or any of its subsidiaries that, if consummated, would result in any such Person beneficially owning 20% or more of any voting or equity securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Company and its subsidiaries; or

(iii)
any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries.

without first obtaining the prior written consent of Sasco, which consent may be withheld.

8.	WARRANTS

The Company agrees, subject to regulatory approval, to extend the expiry date of 17,583,720 warrants issued pursuant to a private placement of the Company on November 3, 2010 to November 2, 2014 and agrees to apply for and diligently seek to obtain all necessary regulatory and stock exchange approvals in connection therewith.

9.	REIMBURSEMENT OF COSTS

(a)
The Company shall immediately following the termination of the Meeting reimburse the Concerned Shareholders for any and all costs relating to the Meeting incurred by the Concerned Shareholders, including without limitation the fees of its legal advisors, and all other related out of pocket costs and expenses, up to a maximum amount of $50,000.

(b)
The parties hereto acknowledge that the Company has incurred various costs and expenses in connection with the Meeting, including without limitation the fees of its legal advisors, and agrees that all such costs and expenses shall be paid by the Company.

10.	REPRESENTATIONS AND WARRANTIES

(a)
Each party hereby represents and warrants that such party has full power and authority to execute, deliver and perform the obligations of such party under this Agreement and to consummate the transactions contemplated hereby and that this Agreement has been duly and validly authorized, executed and delivered by such party, as applicable, and is enforceable against such party in accordance with its terms except to the extent that enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights generally.

(b)	Each Current Board Member, Brenda McLean and Phil Southam hereby represents and warrants that up to the date hereof, they have not knowingly committed any act of fraud against the Company.

11.	PRESS RELEASE AND OTHER PUBLIC DISCLOSURE

Immediately following the execution and delivery of this Agreement, the Company and Sasan shall approve a joint press release (the "Press Release") relating to this Agreement and the arrangement proposed herein substantially in the form attached as Schedule "I". The Press Release shall be disseminated promptly following execution of this Agreement.  None of the parties shall (a) make any public statements (including in any filing with the Canadian securities regulators or any other regulatory or governmental agency, including any stock exchange, or publication in electronic media or blog posts) that are inconsistent with, or otherwise contrary to, the statements in the Press Release issued pursuant to this Section or (b) except as required by law, issue or cause the publication of any press release or other public announcement with respect to the matters that are the subject of this Agreement, without the prior written consent of the other parties (collectively, the "Mutual Disclosure Standstill"). Notwithstanding the foregoing, the parties agree that the Mutual Disclosure Standstill shall automatically terminate on the Trigger Date. The parties acknowledge that the Company will file a copy of this Agreement on SEDAR.

12.	CERTAIN DEFINITIONS

(a)	As used in this Agreement:

(i)
The term "Affiliate" means, as at the date relevant for determination, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, or manages or is managed by, another Person and shall include Persons who become Affiliates of any Person subsequent to the date hereof.  For the purposes of this definition, "control" means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the term "controlled" has a correlative meaning.

(ii)	The term "Person" shall mean any individual, partnership, corporation, group, syndicate, trust, government or agency thereof, or any other association or entity.

13.	MISCELLANEOUS

(a)	Time. Time is of the essence in this Agreement.

(b)
No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(c)
Further Assurances. Each party shall at any time, and from time to time hereafter, take any and all steps, and execute, acknowledge and deliver to the other party or parties any and all further instruments and assurances that the other party or parties may reasonably require for the purposes of giving full force and effect to the provisions of this Agreement.

(d)	Successors and Assigns. This Agreement shall not be assignable by the parties. All terms and provisions of this Agreement shall be binding on the successors of the parties.

(e)
Entire Agreement; Amendments. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof. There are no restrictions, agreements, promises, representations, warranties, covenants or other undertakings other than those expressly set forth in this Agreement. This Agreement may be amended only by a written instrument duly executed by the parties or their respective successors or assigns.

(f)	Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(g)	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the parties hereby attorn to the jurisdiction of British Columbia.

(h)
Enforceability. Each party hereby agrees to be bound by the terms and conditions of this Agreement and that such party's execution creates a binding and enforceable agreement with all of the other parties who have executed this Agreement notwithstanding that this Agreement may not be fully executed by all of the Persons who are set forth in this Agreement as signatories.

(i)
Counterparts. This Agreement may be executed in counterparts and by facsimile or electronic signature, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

(j)
Severability. If any provision of this Agreement or the application thereof to any party or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to parties or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

(k)
No Admission of Liability.  This Agreement constitutes a compromise of various claims by the parties and is not to be construed as an admission by any party of the existence, absence or amount of any liability, fault, comparative fault or damages, or to the truth or correctness of any claim, counterclaim or defence asserted by any party.

(l)
Legal Representation. Each party hereto acknowledges that such party has been represented by counsel or has had the opportunity to be represented by counsel in connection with the negotiation and execution of this Agreement and related matters.

[Signature page follows]

#10857447

IN WITNESS WHEREOF, the parties hereto have signed this Agreement.

SAMEX MINING CORP.		SASCO PARTNERS, LP, by its general partner, Sasco Investments, LP, by its general partner, Sasco Fund Advisors, LLC

	(signed) Jeffrey Dahl		(signed) Sasan Sadeghpour
Per: Name: Title:		Per: Name: Title:
	(signed) Peter Dahl		(signed) Jeffrey Dahl
	PETER DAHL		JEFFREY DAHL
	(signed) Robert Kell		(signed) Larry McLean
	ROBERT KELL		LARRY MCLEAN
	(signed) Allen Leschert		(signed) Malcolm Fraser
	ALLEN LESCHERT		MALCOLM FRASER
	(signed) Brenda McLean		(signed) Sasan Sadegpour
	BRENDA MCLEAN		SASAN SADEGHPOUR
(signed) Phil Southam
PHIL SOUTHAM

#10857447

Schedules to Settlement Agreement

Schedule	Description	Reference
A	Mutual Release Peter Dahl and Samex	1 (d)
B	Mutual Release- Sasco, Samex et al	1 (e)
C	Stock Option Schedule	1 (f)
D	Stock Option Cancellation	1 (f)
E	Stock Option Cancellation- Peter Dahl	1 (f)
F	Indemnification Agreement	2 (iii)
G	Resignation and Option Cancellation	5 (a)
H	Mutual Release	5 (a)
I	Joint Press Release	11

Schedule A
MUTUAL RELEASE

Of All Demands

KNOW ALL MEN by these presents made by SAMEX MINING CORP. (“SAMEX”) and PETER J. DAHL (the “Director”) that, in consideration of SAMEX paying the sum of $1.00 and other good and valuable consideration paid by SAMEX to the Director, the receipt and sufficiency of which is hereby acknowledged, and in consideration of the Director resigning as a director of SAMEX, SAMEX hereby remises, releases and forever discharges Director, together with the Director's agents, servants, heirs, administrators and assigns or any of them and the Director hereby remises, releases and forever discharges SAMEX, together with its directors, officers, employees, agents, servants, successors and assigns or any of them, of and from all manner of actions, causes of action, suits, debts, duties, accounts, bonds, covenants, contracts, claims and demands, whatsoever, which as against the other either of SAMEX or the Director ever had, now has, or which either of SAMEX, its successors and assigns or the Director and the Director's heirs, administrators and assigns hereafter can, shall or may have for or by reason of any cause, matter or thing whatsoever existing up to the date of this Mutual Release, arising out of any agreements, understandings, obligations, duties or commitments of either of SAMEX to the Director or the Director to SAMEX, including, without limitation, any cause, matter or thing arising out of the Director having acted in the capacity of director, advisor or fiduciary of SAMEX. .

SAMEX HEREBY FURTHER RELEASES AND DISCHARGES THE DIRECTOR, his heirs, successors, administrators and assigns of any and all any and all actions, judicial proceedings, suits, claims, demands, debts, dues, accounts, bonds, contracts and covenants, whether express or implied, and for damages, indemnity, costs, interest, loss or injury of every nature and kind whatsoever and however arising for or by reason of any cause, matter or thing whatsoever existing at or prior to the present time including, without limitation, any derivative action and any civil, criminal or administrative action or proceeding (other than a criminal proceeding where the Director did not have reasonable grounds for believing that his conduct was lawful) against the Director or to which the Director may be named as a party by reason of having been a director or chairman of SAMEX or in connection with, derivative to or arising out of the Director's holding such office and SAMEX further agrees not to make any claims or to commence or maintain any action or proceeding (including any derivative proceeding) against the Director or any other person or corporation in which any claim could arise for contribution or indemnity from the Director in respect of matters which occurred prior to the date of this Mutual Release.

THE DIRECTOR HEREBY FURTHER RELEASES AND DISCHARGES SAMEX, its affiliates, predecessors, directors, officers, employees, servants, agents, heirs, successors, administrators and assigns or any other person for whom they may be responsible in fact or in law, from any and all any claims, causes of action, rights or demands at law, in equity or under any statute, previously existing or existing at the date of this Mutual Release, by reason of or in any way arising out of the Director's having been a director or chairman of SAMEX or the termination thereof SAVE AND EXCEPT for those arising on and after September ____, 2012 out of or pursuant to the consulting agreement dated for reference September ___, 2012 between SAMEX and the Director, which are expressly excluded from this Mutual Release and which shall continue to subsist, notwithstanding anything to the contrary herein.

1

The Director acknowledges that he has read and fully understands this Mutual Release and has received independent legal advice with respect to their rights.

This Mutual Release shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF each of SAMEX and the Director has executed and delivered this document in the presence of the undersigned witness (if an individual) or (if a corporation) affixed its corporate seal in the presence of its duly authorized officer(s), this ____ day of _______________, _________.

The corporate seal of SAMEX MINING		)
CORP.
was hereunto affixed in the presence of:		)
)
		)	c/s
Authorized Signatory		)
)
)
Authorized Signatory		)

SIGNED, SEALED AND DELIVERED	)
BY	)
PETER J. DAHL	)
in the presence of:

	)		(s)
Name of Witness	)	(Signed) PETER J. DAHL
)
)
Occupation of Witness	)
)
)
Address	)
)

D:\My Documents\Files\PRECEDENTS, MERGES & LAW\LitigationSettlement and Option\SXG\mutual release-merge-employee - 3.doc

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SCHEDULE “B”

MUTUAL RELEASE

WHEREAS:

A.
Each of the undersigned is party to a settlement agreement dated September 10, 2012  (the “Agreement”) pursuant to which they have resolved their disputes relating to the affairs of the Company or otherwise whatsoever (as defined in the Agreement).

B.	It is a term of the Agreement that each of the parties will enter into this Release concurrently with entering into the Agreement.

FOR AND IN CONSIDERATION OF the mutual covenants contained herein and the mutual covenants contained in the Agreement, the receipt and sufficiency of which consideration is hereby acknowledged, the parties agree as follows:

1.
The Company, Current Board Members (as defined in the Agreement), Brenda McLean, and Phil Southam hereby remise, release and forever discharge the Concerned Shareholders (as defined in the Agreement) from any and all present actions, causes of action, claims, demands, grievances, suits, debts, losses, due accounts, covenants, obligations, contracts (whether express or implied), liabilities, interests, debts and damages whatsoever, at law or in equity, whether known or unknown, suspected or unsuspected, of any nature or kind whatsoever, which the Company, the Current Board Members, Brenda McLean, and Phil Southam now have or at any time hereafter can, shall or may have against any of the Concerned Shareholders or their directors, officers, agents, advisors, successors and assigns by reason of or in any way arising out of the parties’ dispute relating to the affairs of the Company or otherwise whatsoever up to and including the date of this Release.

2.
The Concerned Shareholders hereby remise, release and forever discharge the Company, Current Board Members, Brenda McLean, and Phil Southam from any and all present actions, causes of action, claims, demands, grievances, suits, debts, losses, due accounts, covenants, obligations, contracts (whether express or implied), liabilities, interests, debts and damages whatsoever, at law or in equity, whether known or unknown, suspected or unsuspected, of any nature or kind whatsoever, which the Concerned Shareholders now have or at any time hereafter can, shall or may have against any of the Company, the Current Board Members, Brenda McLean, and Phil Southam or their directors, officers, agents, advisors, successors and assigns by reason of or in any way arising out of the parties’ dispute relating to the affairs of the Company or otherwise whatsoever up to and including the date of this Release.

3.	The parties acknowledge that this Release does not constitute any admission of liability or wrongdoing on the part of the parties, or any of them.

4.	The parties acknowledge that they have entered into this Release voluntarily and without duress and that the terms of this Release are contractual and not mere recitals.

5.	The parties acknowledge that they have read and fully understand this Release, and have received independent legal advice with respect to their respective rights.

1

6.
This Release enures to the benefit of each of the release parties hereto, and their respective successor, heirs, executors, legal representatives and assigns. This Release is binding upon each of the undersigned and their respective successors, heirs, executors, legal representatives and assigns.

7.
This Release may be executed in counterparts, and delivered by facsimile or email, with the same effect as if all parties had signed the same document and all counterparts shall together constitute a complete and enforceable agreement between the parties.

8.	This Release is governed by the laws of the Province of British Columbia, Canada and the parties hereby attorn to the jurisdiction of British Columbia.

IN WITNESS WHEREOF, the parties hereto have executed this Release as of the ___ day of September 2012.

SAMEX MINING CORP.	SASCO PARTNERS, LP, by its general partner, Sasco Investments, LP, by its general partner, Sasco Fund Advisors, LLC

Name: Title:	Name: Title:

PETER DAHL	JEFFREY DAHL

ROBERT KELL	LARRY MCLEAN

ALLEN LESCHERT	MALCOLM FRASER

BRENDA MCLEAN	SASAN SADEGHPOUR

PHIL SOUTHAM

#332800

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SCHEDULE "C' & D

OPTION GRANTS AND CANCELLATIONS

Optionee	Date of Option	# of Shares	Price	Expiry Date	subtotals	$1.50 Options Cancelled On Closing	Total Options Remaining on Closing	$1.50 Options Cancelled on Resignation	Total Options Retained post Resignation
Jeffrey Dahl	20-Apr-05	350,000	$0.40	20-Apr-15
	02-May-06	300,000	$0.85	02-May-16
	23-Feb-07	270,000	$0.84	23-Feb-17
	04-Sep-09	625,000	$0.20	04-Sep-19
	02-May-11	375,000	$1.50	02-May-21	1,920,000	75,000	1,845,000	225,000	1,620,000
Peter Dahl	20-Apr-05	350,000	$0.40	20-Apr-15
	02-May-06	150,000	$0.85	02-May-16
	23-Feb-07	150,000	$0.84	23-Feb-17
	04-Sep-09	400,000	$0.20	04-Sep-19
	02-May-11	225,000	$1.50	02-May-21	1,275,000	225,000	1,050,000		1,050,000
Robert Kell	20-Apr-05	350,000	$0.40	20-Apr-15
	02-May-06	300,000	$0.85	02-May-16
	23-Feb-07	275,000	$0.84	23-Feb-17
	04-Sep-09	625,000	$0.20	04-Sep-19
	02-May-11	375,000	$1.50	02-May-21	1,925,000	75,000	1,850,000	225,000	1,625,000
Larry McLean	20-Apr-05	350,000	$0.40	20-Apr-15
	02-May-06	300,000	$0.85	02-May-16
	23-Feb-07	250,000	$0.84	23-Feb-17
	04-Sep-09	625,000	$0.20	04-Sep-19
	02-May-11	375,000	$1.50	02-May-21	1,900,000	75,000	1,825,000	225,000	1,600,000
Allen Leschert	20-Apr-05	350,000	$0.40	20-Apr-15
	02-May-06	150,000	$0.85	02-May-16
	23-Feb-07	150,000	$0.84	23-Feb-17
	04-Sep-09	200,000	$0.20	04-Sep-19
	02-May-11	225,000	$1.50	02-May-21	1,075,000	75,000	1,000,000	75,000	925,000
Malcolm Fraser	06-Jan-11	200,000	$0.70	06-Jan-21
	2-May-11	225,000	$1.50	02-May-21	425,000		425,000		425,000
Brenda McLean	20-Apr-05	175,000	$0.40	20-Apr-15
	02-May-06	150,000	$0.85	02-May-16
	23-Feb-07	75,000	$0.84	23-Feb-17
	04-Sep-09	250,000	$0.20	04-Sep-19
	02-May-11	100,000	$1.50	02-May-21	750,000		750,000		750,000
Philip Southam	20-Apr-05	30,000	$0.40	20-Apr-15
	02-May-06	70,000	$0.85	02-May-16
	04-Sep-09	150,000	$0.20	04-Sep-19
	16-Sep-10	150,000	$0.35	16-Sep-15
	02-May-11	100,000	$1.50	02-May-21	500,000		500,000		500,000

Schedule "E"

OPTION CANCELLATION

In consideration for the sum of $1.00 and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned, being the lawful holder of certain incentive stock options entitling the undersigned to purchase common shares of SAMEX MINING CORP. of 301-32920 Ventura Avenue, Abbotsford,  B.C. V2S 6J3 (the "Company"), particulars of which are referred to next to his or her name below (the "Cancelled Options") hereby irrevocably consents and agrees to the cancellation of such options, effective upon delivery of this document to the Company.

Dated to take effect as of September ______, 2012.

	Number of Cancelled Options:	225,000
_________________________________	Exercise Price	$1.50
Peter J. Dahl	Expiry Date:	May 2, 2021
	Options Retained	1,050,000

Schedule "F"

THIS INDEMNITY made the ____  day of  , 20___.

BETWEEN:

SAMEX MINING CORP., a company under the laws of the Province of British Columbia and having an office at 301-32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3
(hereinafter called the "Corporation")

OF THE FIRST PART
AND:

(hereinafter called the "Indemnified Party")
OF THE SECOND PART
WHEREAS:

A.                        the Indemnified Party is or was a director and/or officer of the Corporation;

B.
the Corporation has requested that the Indemnified Party act or continue to act as a director and/or officer of the Corporation and the Indemnified Party has agreed to so act upon the condition that the Corporation execute and deliver this indemnity to the Indemnified Party;

NOW THEREFORE THIS INDENTURE WITNESSETH that in consideration of the premises the parties hereto covenant and agree each with the other as follows:

1	The Corporation will, subject always to any prohibitions or limitations set out in the Business Corporations Act (British Columbia), indemnify and save harmless the Indemnified Party:

1.1
From and against any and all claims, actions, suits and proceedings of every nature and kind whatsoever which may be made against him by any person, firm, corporation, government, or by any governmental or inter-governmental, foreign or international department, body, commission, board, bureau, agency or instrumentality including, without restricting the generality of the foregoing, the Crown in any of Her capacities arising out of or in any way connected with the management, operation, activities or existence of the Corporation ("Claim");

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1.2
From and against any and all liability, losses (other than loss of profits), damages, costs, charges, expenses, fines and penalties which the Indemnified Party may sustain, incur or be liable for in consequence of him acting as a director of the Corporation whether sustained or incurred by reason of his negligence, default, breach of duty, breach of trust, failure to exercise due diligence or otherwise in relation to the Corporation ("Damages") and in particular, and without in any way limiting the generality of the foregoing, from and against:

(a)
all liabilities and penalties at any time imposed upon the Indemnified Party or any claims at any time made against the Indemnified Party under or by virtue of the Business Corporations Act (British Columbia), the Securities Act (British Columbia), the Employment Standards Act, (British Columbia), the Workers' Compensation Act (British Columbia), the Income Tax Act (Canada), the Bankruptcy Act (Canada), the Excise Tax Act (Canada) and the Export and Import Permits Act (Canada) and any similar legislation in Chile, Bolivia or in other jurisdictions which the Company is, has been or may hereafter be subject to, or any re-enactment or amendment of any such Acts and which in any way involve the affairs or business of the Corporation;

(b)
any and all costs, charges and expenses, including an amount paid to defend, prosecute or settle any Claim or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party or any action or proceeding reasonably commenced to recover any Damages or enjoin action which may result in the occurrence of Damages by reason of being or having been a director or officer of the Corporation including, without limitation, any derivative action or any other civil, criminal or administrative action or proceeding action which the Corporation may hereafter commence to which the Indemnified Party is made a party by reason of being or having been a director or officer of the Corporation, any action commenced to enjoin or seek damages for defamation of the Indemnified Party with respect to actual or alleged conduct or arising by reason of the Indemnified Party being or having been a director or officer of the Corporation (an “Action”), if

(i)	he acted honestly and in good faith with a view to the best interests of the Corporation, and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful;

(iii)
in the case such Action was an action by or on behalf of the Corporation to procure a judgment in its favour, the indemnity in this sub-paragraph shall be given only with the approval of the Supreme Court of the British Columbia, provided that the Corporation hereby covenants and agrees to make such application at its expense as and when requested by the Indemnified Party.

2
The Corporation waives any right it may have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this Indemnity as well as any right to contribution which the Indemnified Party may have against the other Indemnified Parties.

3
In the event that any action is brought against or sought to be brought by the Indemnified Party in respect of which indemnity may be sought against the Corporation hereunder, the Indemnified Party will give the Corporation prompt written notice of any such action and the Corporation may undertake the investigation and defence or prosecution thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected, and will pay all expenses incurred in connection therewith. Failure by the Indemnified Party to so notify the Corporation shall not relieve the Corporation from its obligation of indemnification hereunder unless (and only to the extent that) such failure results in a forfeiture by the Corporation of substantive rights or defenses.  No admission of liability and no settlement of any action shall be made without the prior written consent of the Corporation and the Indemnified Parties affected, such consent not to be unreasonably withheld.  Notwithstanding that the Corporation may undertake the investigation and defence of any action, the Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

3.1	employment of such counsel has been authorized by the Corporation;

3.2	the Corporation has not assumed the defence of the action within a reasonable period of time after receiving notice of the action;

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3.3
the named persons to any such action include both the Corporation and the Indemnified Party and the Indemnified Party shall have been advised by counsel that there may be a conflict of interest between the Corporation and the Indemnified Party; or

3.4	there are one or more legal defenses available to the Indemnified Party which are different from or in addition to those available to the Corporation.

4	The Corporation agrees that if:

4.1	any legal proceeding shall be brought against either the Corporation or the Indemnified Party by any governmental commission or regulatory authority or any stock exchange; or

4.2	any entity having regulatory authority, either domestic or foreign, shall investigate either the Corporation or the Indemnified Party;

and the Indemnified Party is required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding the performance of professional services rendered to the Corporation by the Indemnified Party, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the Corporation will pay the Indemnified Party a per diem amount for the services of the Indemnified Party based on the normal fees of the Indemnified Party together with such disbursements and reasonable out-of-pocket expenses as may be incurred in connection therewith, including fees and disbursements of counsel to the Indemnified Party incurred in connection with such testimony or participation.

5	Nothing in this Indenture shall prevent the Indemnified Party from resigning as a director or officer of the Corporation at any time or times.
6
If any provision or part of paragraph 1 of this Indenture shall be held invalid or contrary to law, the remainder of said paragraph 1 and of this Indenture shall nevertheless be and be deemed to be valid and binding upon the parties hereto.

7	Nothing here shall have the effect of in any manner limiting or abrogating the indemnity set out in section 17 of the Articles of Incorporation of the Corporation.
8
Notwithstanding any other provision herein, nothing herein shall extend to indemnify any action or to provide any benefit or otherwise operate in contravention of any express requirement of the Business Corporations Act (British Columbia).

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9	This Indenture shall be construed in accordance with and be governed by the laws of the Province of British Columbia.
10	This Indenture shall enure to the benefit of and be binding upon the parties hereto and their respective personal representatives, successors and assigns.

IN WITNESS WHEREOF the Corporation has affixed its corporate seal in the presence of its officers duly authorized in that behalf and the Indemnified Party has affixed his hand and seal the day and year first above written.

The corporate seal of SAMEX MINING CORP.	)
was hereunto affixed in the presence of:	)
)
	)	c/s
Authorized Signatory	)
)
)
Authorized Signatory	)

Signed sealed and delivered by	)
)
In the presence of:	)
)
)
)
Name of Witness	)
Address of Witness	)

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Schedule G

Resignation

To: SAMEX MINING CORP. (the “Company”)
And to: Its Board of Directors

Further to the Settlement Agreement dated September 10, 2012 between the Company and Sasco Partners, LP et al, I hereby resign as _____________________, effective immediately.

Notwithstanding the foregoing, this resignation shall be effective only if delivered to the Company on or before 12:00 pm, midnight, Pacific Daylight Time, June 30, 2013 or such later time as may be permitted under the Escrow Instructions among the Company, Sasco Partner, LP and the undersigned et al, after which this resignation shall become void and cease to have any further effect.

Dated this _______________ day of ____________, 2013

_____________________________	Witness: ____________________________ (signed) ______________________________ (Print Name)

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OPTION CANCELLATION

In consideration for the sum of $1.00 and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned, being the lawful holder of certain incentive stock options entitling the undersigned to purchase common shares of SAMEX MINING CORP. of 301-32920 Ventura Avenue, Abbotsford,  B.C. V2S 6J3 (the "Company"), particulars of which are referred to next to his or her name below (the "Cancelled Options") hereby irrevocably consents and agrees to the cancellation of such options, effective upon delivery of this document to the Company.

Notwithstanding the foregoing, this instrument shall be effective only if delivered to the Company on or before 12:00 pm, midnight, Pacific Daylight Time, June 30, 2013 or such later time as may be permitted under the Escrow Instructions among the Company, Sasco Partner, LP and the undersigned et al, after which this instrument shall become void and cease to have any further effect.

Dated to take effect as of ___________, 2013.

Number of Cancelled Options:
_________________________________	Exercise Price	$
Expiry Date:
Options Retained

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Schedule H-1 (Executive Director)
MUTUAL RELEASE
Of All Demands

KNOW ALL MEN by these presents made by SAMEX MINING CORP. (“SAMEX”) and _____________________ (the “Employee”) that, in consideration of SAMEX paying the sum of $___________ and other good and valuable consideration paid by SAMEX to Employee, the receipt and sufficiency of which is hereby acknowledged, and in consideration of Employee having agreed to resign from the Board and as an Officer of SAMEX, SAMEX hereby remises, releases and forever discharges the Employee, together with the Employee's agents, servants, heirs, administrators and assigns or any of them and the Employee hereby remises, releases and forever discharges SAMEX, together with its directors, officers, employees, agents, servants, successors and assigns or any of them, of and from all manner of actions, causes of action, suits, debts, duties, accounts, bonds, covenants, contracts, claims and demands, whatsoever, which as against the other either of SAMEX or the Employee ever had, now has, or which either of SAMEX, its successors and assigns or the Employee and the Employee's heirs, administrators and assigns hereafter can, shall or may have for or by reason of any cause, matter or thing whatsoever existing up to the date of this Mutual Release, arising out of any agreements, understandings, obligations, duties or commitments of either of SAMEX to the Employee or the Employee to SAMEX, including, without limitation, any cause, matter or thing arising out of the Employee having acted in the capacity of director, officer or fiduciary of SAMEX.

SAMEX HEREBY FURTHER RELEASES AND DISCHARGES the Employee, his heirs, successors, administrators and assigns of any and all any and all actions, judicial proceedings, suits, claims, demands, debts, dues, accounts, bonds, contracts and covenants, whether express or implied, and for damages, indemnity, costs, interest, loss or injury of every nature and kind whatsoever and however arising for or by reason of any cause, matter or thing whatsoever existing at or prior to the present time including, without limitation, any derivative action and any civil, criminal or administrative action or proceeding (other than a criminal proceeding where the Employee did not have reasonable grounds for believing that his conduct was lawful) against the Employee or to which the Employee may be named as a party by reason of having been an employee, director or officer of SAMEX or in connection with, derivative to or arising out of the Employee's employment and SAMEX further agrees not to make any claims or to commence or maintain any action or proceeding (including any derivative proceeding) against the Employee or any other person or corporation in which any claim could arise for contribution or indemnity from the Employee in respect of matters which occurred prior to the date of this Mutual Release.

EMPLOYEE HEREBY FURTHER RELEASES AND DISCHARGES SAMEX, its affiliates, predecessors, directors, officers, employees, servants, agents, heirs, successors, administrators and assigns or any other person for whom they may be responsible in fact or in law, from any and all any claims, causes of action, rights or demands at law, in equity or under any statute, previously existing or existing at the date of this Mutual Release, including but not limited to the British Columbia Labour Relations Code, Human Rights Code, Workers’ Compensation Act and Employment Standards Act and the employment agreement between SAMEX and the Employee dated October 1, 2011, by reason of or in any way arising out of the Employee's employment by SAMEX or the termination thereof including any claims by Employee for severance pay or pay in lieu of notice of termination, damages for loss of reputation, loss of position, conditions of employment and any constructive termination, any claims arising from the manner and duration of the Employee's employment and the termination thereof, and any claims or rights under the long term disability and other benefit plans of Samex SAVE AND EXCEPT for those arising on and after ____________ , 2013 out of or pursuant to the consulting agreement dated for reference ___________ , 2013  between SAMEX and the Employee, which are expressly excluded from this Mutual Release and which shall continue to subsist, notwithstanding anything to the contrary herein.

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IT IS FURTHER UNDERSTOOD AND AGREED that Samex will withhold and remit income tax.  Employee understands and agrees to indemnify and hold harmless Samex from any assessment for income tax and other statutory deductions which may be made under statutory authority, including any repayment amount Employee may owe to Revenue Canada for Employment Insurance.

The Employee acknowledges that they have read and fully understand this Mutual Release and have received independent legal advice with respect to their rights.

This Mutual Release shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF each of SAMEX and the Employee has executed and delivered this document in the presence of the undersigned witness (if an individual) or (if a corporation) affixed its corporate seal in the presence of its duly authorized officer(s), this ____ day of _______________, _________.

The corporate seal of SAMEX MINING		)
CORP.
was hereunto affixed in the presence of:		)
)
		)	c/s
Authorized Signatory		)
)
)
Authorized Signatory		)

SIGNED, SEALED AND DELIVERED	)
BY	)
)
in the presence of:

	)		(s)
Name of Witness	)	(Signed) ________________
)
)
Occupation of Witness	)
)
)
Address	)
)

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Schedule H-2 (Non-executive Director)
MUTUAL RELEASE

Of All Demands

KNOW ALL MEN by these presents made by SAMEX MINING CORP. (“SAMEX”) and __________________ (the “Director”) that, in consideration of SAMEX paying the sum of $1.00 and other good and valuable consideration paid by SAMEX to the Director, the receipt and sufficiency of which is hereby acknowledged, and in consideration of the Director resigning as a director of SAMEX, SAMEX hereby remises, releases and forever discharges Director, together with the Director's agents, servants, heirs, administrators and assigns or any of them and the Director hereby remises, releases and forever discharges SAMEX, together with its directors, officers, employees, agents, servants, successors and assigns or any of them, of and from all manner of actions, causes of action, suits, debts, duties, accounts, bonds, covenants, contracts, claims and demands, whatsoever, which as against the other either of SAMEX or the Director ever had, now has, or which either of SAMEX, its successors and assigns or the Director and the Director's heirs, administrators and assigns hereafter can, shall or may have for or by reason of any cause, matter or thing whatsoever existing up to the date of this Mutual Release, arising out of any agreements, understandings, obligations, duties or commitments of either of SAMEX to the Director or the Director to SAMEX, including, without limitation, any cause, matter or thing arising out of the Director having acted in the capacity of director, advisor or fiduciary of SAMEX.

SAMEX HEREBY FURTHER RELEASES AND DISCHARGES THE DIRECTOR, his heirs, successors, administrators and assigns of any and all any and all actions, judicial proceedings, suits, claims, demands, debts, dues, accounts, bonds, contracts and covenants, whether express or implied, and for damages, indemnity, costs, interest, loss or injury of every nature and kind whatsoever and however arising for or by reason of any cause, matter or thing whatsoever existing at or prior to the present time including, without limitation, any derivative action and any civil, criminal or administrative action or proceeding (other than a criminal proceeding where the Director did not have reasonable grounds for believing that his conduct was lawful) against the Director or to which the Director may be named as a party by reason of having been a director, advisor or fiduciary of SAMEX or in connection with, derivative to or arising out of the Director's holding such office or having acted in the capacity of director, advisor or fiduciary and SAMEX further agrees not to make any claims or to commence or maintain any action or proceeding (including any derivative proceeding) against the Director or any other person or corporation in which any claim could arise for contribution or indemnity from the Director in respect of matters which occurred prior to the date of this Mutual Release.

THE DIRECTOR HEREBY FURTHER RELEASES AND DISCHARGES SAMEX, its affiliates, predecessors, directors, officers, employees, servants, agents, heirs, successors, administrators and assigns or any other person for whom they may be responsible in fact or in law, from any and all any claims, causes of action, rights or demands at law, in equity or under any statute, previously existing or existing at the date of this Mutual Release, by reason of or in any way arising out of the Director's having acted as a director, advisor or fiduciary of SAMEX or the termination thereof SAVE AND EXCEPT for those arising on and after ____, 2013 out of or pursuant to the consulting agreement dated for reference ___, 2013 between SAMEX and the Director, which are expressly excluded from this Mutual Release and which shall continue to subsist, notwithstanding anything to the contrary herein.

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The Director acknowledges that they have read and fully understand this Mutual Release and have received independent legal advice with respect to their rights.

This Mutual Release shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF each of SAMEX and the Director has executed and delivered this document in the presence of the undersigned witness (if an individual) or (if a corporation) affixed its corporate seal in the presence of its duly authorized officer(s), this ____ day of _______________, _________.

The corporate seal of SAMEX MINING		)
CORP.
was hereunto affixed in the presence of:		)
)
		)	c/s
Authorized Signatory		)
)
)
Authorized Signatory		)

SIGNED, SEALED AND DELIVERED	)
BY	)
)
in the presence of:

	)		(s)
Name of Witness	)	(Signed)
)
)
Occupation of Witness	)
)
)
Address	)
)

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Schedule H-3 (Employee)
MUTUAL RELEASE

Of All Demands

KNOW ALL MEN by these presents made by SAMEX MINING CORP. (“SAMEX”) and _____________ (the “Employee”) that, in consideration of SAMEX paying the sum of $__________ and other good and valuable consideration paid by SAMEX to the Employee, the receipt and sufficiency of which is hereby acknowledged, and in consideration of the Employee having agreed to resign as an employee of SAMEX, SAMEX hereby remises, releases and forever discharges Employee, together with the Employee's agents, servants, heirs, administrators and assigns or any of them and the Employee hereby remises, releases and forever discharges SAMEX, together with its directors, officers, employees, agents, servants, successors and assigns or any of them, of and from all manner of actions, causes of action, suits, debts, duties, accounts, bonds, covenants, contracts, claims and demands, whatsoever, which as against the other either of SAMEX or the Employee ever had, now has, or which either of SAMEX, its successors and assigns or the Employee and the Employee's heirs, administrators and assigns hereafter can, shall or may have for or by reason of any cause, matter or thing whatsoever existing up to the date of this Mutual Release, arising out of any agreements, understandings, obligations, duties or commitments of either of SAMEX to the Employee or the Employee to SAMEX, including, without limitation, any cause, matter or thing arising out of the Employee having acted in the capacity as an employee or fiduciary of SAMEX .

SAMEX HEREBY FURTHER RELEASES AND DISCHARGES the Employee, his heirs, successors, administrators and assigns of any and all any and all actions, judicial proceedings, suits, claims, demands, debts, dues, accounts, bonds, contracts and covenants, whether express or implied, and for damages, indemnity, costs, interest, loss or injury of every nature and kind whatsoever and however arising for or by reason of any cause, matter or thing whatsoever existing at or prior to the present time including, without limitation, any derivative action and any civil, criminal or administrative action or proceeding (other than a criminal proceeding where the Employee did not have reasonable grounds for believing that his conduct was lawful) against the Employee or to which the Employee may be named as a party by reason of having been an employee, director or officer of SAMEX or in connection with, derivative to or arising out of the Employee's employment and SAMEX further agrees not to make any claims or to commence or maintain any action or proceeding (including any derivative proceeding) against the Employee or any other person or corporation in which any claim could arise for contribution or indemnity from the Employee in respect of matters which occurred prior to the date of this Mutual Release.

EMPLOYEE HEREBY FURTHER RELEASES AND DISCHARGES SAMEX, its affiliates, predecessors, directors, officers, employees, servants, agents, heirs, successors, administrators and assigns or any other person for whom they may be responsible in fact or in law, from any and all any claims, causes of action, rights or demands at law, in equity or under any statute, previously existing or existing at the Date of this Mutual Release, including but not limited to the British Columbia Labour Relations Code, Human Rights Code, Workers’ Compensation Act and Employment Standards Act and the employment agreement between SAMEX and the Employee dated October 1, 2011, by reason of or in any way arising out of the Employee's employment by SAMEX or the termination thereof including any claims by Employee for severance pay or pay in lieu of notice of termination, damages for loss of reputation, loss of position, conditions of employment and any constructive termination, any claims arising from the manner and duration of the Employee's employment and the termination thereof, and any claims or rights under the long term disability and other benefit plans of SAMEX SAVE AND EXCEPT for those arising on and after ___________, 2013 out of or pursuant to the Consulting Agreement dated for reference ___________, 2013 between SAMEX and the Employee, which are expressly excluded from this Mutual Release and which shall continue to subsist, notwithstanding anything to the contrary herein.

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IT IS FURTHER UNDERSTOOD AND AGREED that SAMEX will withhold and remit income tax.  Employee understands and agrees to indemnify and hold harmless SAMEX from any assessment for income tax and other statutory deductions which may be made under statutory authority, including any repayment amount Employee may owe to Revenue Canada for Employment Insurance.

The Employee acknowledges that he has read and fully understand this Mutual Release and has received independent legal advice with respect to his rights.

This Mutual Release shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF each of SAMEX and the Employee has executed and delivered this document in the presence of the undersigned witness (if an individual) or (if a corporation) affixed its corporate seal in the presence of its duly authorized officer(s), this ____ day of _______________, _________.

The corporate seal of SAMEX MINING		)
CORP.
was hereunto affixed in the presence of:		)
)
		)	c/s
Authorized Signatory		)
)
)
Authorized Signatory		)

SIGNED, SEALED AND DELIVERED	)
BY	)
)
in the presence of:

	)		(s)
Name of Witness	)	(Signed) ____________
)
)
Occupation of Witness	)
)
)
Address	)
)

D:\My Documents\Files\PRECEDENTS, MERGES & LAW\LitigationSettlement and Option\SXG\mutual release-merge-employee - 5.doc

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Schedule "I"

[On Samex Letterhead]

NEWS RELEASE – No. 5-12	September 10, 2012

SAMEX MINING CORP. AND SASCO PARTNERS, LP ANNOUNCE AGREEMENT

SAMEX Mining Corp. ("SAMEX ") announced today that it has reached an agreement with its largest shareholders, Sasco Partners, LP and Sasan Sadeghpour (collectively, “Sasco”) who collectively own approximately 23.64% of SAMEX's outstanding common shares.  As part of the agreement, SAMEX has appointed Sasan Sadeghpour to the SAMEX board of directors (the "Board") and to position of Chair of the Board. Mr. Sadeghpour will also serve on the Audit Committee and the Compensation Committee.

“We are pleased to have reached this constructive resolution and look forward to working with Sasco," said Jeffrey Dahl, SAMEX President and CEO.  "Not only has Sasco made a significant financial investment in SAMEX, Sasco has taken a keen interest in our exploration efforts.  The addition of Mr. Sadeghpour to the Board will enable us to more fully incorporate valuable input from a major shareholder of the Company, and we would like to take this opportunity to welcome him to the Board.”

Mr. Sadeghpour will be replacing Peter Dahl, who has agreed to step down as a director and Chair of the Board, and who will now serve on the advisory board of SAMEX.

“We wish to thank Peter for all of his hard work and substantial contributions to SAMEX over the past 18 years” said Jeffrey Dahl. “We are also pleased that Peter agreed to step aside in order to facilitate this compromise with Sasco, and that he has agreed to take on an advisory position with SAMEX so that the Company will continue to have access to his knowledge and relationships.  Importantly, the new Board provides continuity, as five of its members are past directors of SAMEX. The addition of Mr. Sadeghpour’s business development and financing background will bring both experience and additional perspectives that will be an asset to the Board."

Mr. Sadeghpour is the President and Chief Investment Officer of Sasco Investments, LP and has managed hedge fund Sasco Partners, LP since its inception in January 2004. Mr. Sadeghpour brings considerable financial skills and experience to SAMEX, with the aim of helping the company maximize its potential. Mr. Sadeghpour's position on the Board is also a recognition of Mr. Sadeghpour's significant ownership interest in SAMEX.

“Sasco appreciates the contribution of Peter Dahl and the other members of the Board since SAMEX’s inception”, said Mr. Sadeghpour. “All respective parties worked hard to resolve their differences with the goal of reaching an amicable agreement. I look forward to working closely with the Board in a positive manner for the benefit of all shareholders, and I remain optimistic as to the future of SAMEX”.

Mr. Sadeghpour will be placed on SAMEX's management slate for election at the upcoming annual general meeting (the "Meeting") scheduled to take place October 1, 2012. An amended and restated management information circular and form of proxy in respect of the Meeting will be mailed to shareholders in the upcoming days.  Further details of the terms of the settlement are described in the information circular which, along with a copy of the settlement agreement, will be filed on SEDAR and will be available for review by interested persons at www.sedar.com.

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"We believe that this settlement, which avoids a potentially costly and corporately disruptive dispute, is clearly in the best interests of the Company and its shareholders," said Jeffrey Dahl. "With these matters now fully resolved, we can concentrate entirely on advancing our exploration agenda in Chile."

Forward Looking Statements

Certain statements in this press release contain forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable securities laws in Canada ("forward-looking information"). The words "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "will", "would" and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words.

The forward-looking information in this press release includes, but is not limited to: the nomination and election of Sasan Sadeghpour and replacement of Peter Dahl; the timing and holding of the Meeting; and the future prospects of SAMEX.

In connection with the forward-looking information contained in this news release, SAMEX has made numerous assumptions. While SAMEX considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies. Additionally, there are known and unknown risk factors which could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained herein. Known risk factors include, among others: Sasan Sadeghpour may not be elected to the board of SAMEX; and the Meeting may not be held as currently anticipated, or at all.

All forward-looking information in this press release is qualified in its entirety by this cautionary statement and, except as may be required by law, SAMEX undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise after the date hereof.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SAMEX MINING CORP. Per: ____________________________ Jeffrey Dahl, President & CEO
Sasco Partners, LP and Sasan Sadeghpour

Per:  ______________________
Sasan Sadeghpour, personally and
as signatory for Sasco Fund Advisors, LLC
general partner of Sasco Investments, LP
general partner of Sasco Partners, LP

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